FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant
to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

For the month of August 2006

Amcor Limited
(Translation of registrant’s name into English)

679 Victoria Street Abbotsford
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

August 15, 2006

The Manager
Company Announcements
Australian Stock Exchange
Level 10, 20 Bond Street
Sydney NSW 2000

Advice of Vision Grande Interim Results

Vision Grande Group Holdings Limited announced on August 15, the unaudited interim results of Vision Grande for the six months ended 30 June 2006.  Full details are contained in the Vision Grande announcement to the Hong Kong Stock Exchange attached.

Amcor Limited owns approximately 40% of the issued capital of Vision Grande.

Yours faithfully

Julie F McPherson
Company Secretary

Amcor Limited ABN 62 000 017 372

679 Victoria Street Abbotsford Victoria 3067 Australia

GPO Box 1643N Melbourne Victoria 3001 Australia

Tel: 61 3 9226 9000 Fax: 61 3 9226 9050

www.amcor.com

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 2300)

INTERIM RESULTS ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2006

RESULTS

The board (the “Board”) of directors (the “Directors”) of Vision Grande Group Holdings Limited (“the Company”) is pleased to announce the unaudited condensed financial results of the Company and its subsidiaries (together the “Group”) for the six months ended 30 June 2006 (the “Reporting Period”) together with the unaudited comparative figures for the corresponding period in 2005 as follows:

CONDENSED CONSOLIDATED INCOME STATEMENT

		For the six months ended 30 June
	Note	2006	2005
		(unaudited)	(unaudited)
		HK$’000	HK$’000
Turnover	2	404,117	173,630
Cost of sales		(293,625)	(107,394)
Gross profit		110,492	66,236
Other revenue		16,601	1,056
Selling and distribution Costs		(11,191)	(5,466)
Administrative expenses		(34,972)	(22,847)
Other operating expenses		(14,217)	(1,212)
Operating profit	3	66,713	37,767
Finance costs		(6,970)	(3,572)
Share of net profit of associated companies		42,959	38,165
Profit before taxation		102,702	72,360
Taxation	4	(12,600)	(2,959)
Profit for the period		90,102	69,401
Attributable to the Company		83,512	69,184
Minority interest		6,590	217
		90,102	69,401
Earnings per share for profit attributable to the equity holders of the Company during the period	5
– basic (HK cents)		12.8	14.7
– diluted (HK cents)		12.8	13.9
Dividends	6	60,679	40,000

CONDENSED CONSOLIDATED BALANCE SHEET

	30 June	31 December
	2006	2005
	(unaudited)	(audited)
	HK$’000	HK$’000
ASSETS
Non-current assets
Property, plant and equipment	490,363	196,545
Leasehold land payments	731	854
Goodwill	1,605,558	1,081
Interest in an associated company	29,548	260,164
	2,126,200	458,644
Current assets
Inventories	193,159	47,632
Trade and other receivables	446,458	269,627
Leasehold land payments	82	82
Due from an associated company	—	14,227
Prepayments and deposits	20,205	39,606
Pledged bank deposits	10,424	15,244
Bank and cash balances	296,479	93,654
	966,807	480,072
Total assets	3,093,007	938,716

EQUITY
Capital and reserves attributable to equity holders of the Company
Share capital	7,837	4,800
Reserves	2,374,372	643,106
Minority interest	113,450	6,660
Total equity	2,495,659	654,566

LIABILITIES

Non-current liabilities
Obligations under finance leases	21,234	28,780
Long term interest-bearing borrowings	25,000	—
	46,234	28,780
Current liabilities
Trade and other payables	304,387	85,815
Bills payables	93,705	36,869
Provision for taxation	18,827	6,155
Short term interest-bearing borrowings	119,277	112,066
Current portion of obligations under finance leases	14,918	14,465
	551,114	255,370
Total liabilities	597,348	284,150
Total equity and liabilities	3,093,007	938,716
Net current assets	415,693	224,702
Total assets less current liabilities	2,541,893	683,346

Notes:

1.                 Basis of preparation and accounting policies

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard (“HKAS”) 34 “ Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The interim financial report has been prepared in accordance with the same accounting policies adopted in the annual financial statements for the year ended 31 December 2005.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains condensed consolidated financial statements and selected explanatory notes. The notes include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the annual financial statements for the year ended 31 December 2005. The condensed consolidated interim financial statements and notes thereon do not include all of the information required for full set of financial statements prepared in accordance with Hong Kong Financial Reporting Standards (“HKFRSs”, which term collectively includes HKASs and Interpretations).

The interim financial report is unaudited and has been reviewed by the audit committee of the Company.

2.                 Turnover

The Group is principally engaged in printing of cigarette packages and manufacturing of laminated papers. An analysis of the Group’s turnover is as follows:

	For the six months ended 30 June
	2006	2005
	(unaudited)	(unaudited)
	HK$’000	HK$’000
Cigarette packages	281,742	55,883
Laminated papers	122,375	117,747
	404,117	173,630

3.                 Operating profit

The Group’s operating profit is stated after charging the following;

	For the six months ended 30 June
	2006	2005
	(unaudited)	(unaudited)
	HK$’000	HK$’000
Cost of inventories sold	293,265	99,955
Depreciation	15,756	5,257
Impairment loss of fixed assets	3,431	—
Provision for inventories	6,717	—
Allowance for trade and other receivables	11,099	—

4.                 Taxation

The taxation charge represents:

	For the six months ended 30 June
	2006	2005
	(unaudited)	(unaudited)
	HK$’000	HK$’000
PRC enterprise income tax	12,600	2,959

No provision for Hong Kong profits tax has been made as the Group has no assessable profit in Hong Kong.

5.                 Earnings per share

(a)            Basic earnings per share is calculated based on the Group’s unaudited profit attributable to the equity holders of the Company for the six months ended 30 June 2006 of HK$ 83,512,000 (30 June 2005:HK$ 69,184,000) and the weighted average number of shares of 650,903,000 ordinary shares in issue during the period ended 30 June 2006 (30 June 2005: 469,834,000 shares).

(b)           Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue to assume conversion of potentially dilutive ordinary shares. There were no potentially dilutive ordinary shares as at 30 June 2006.

A reconciliation of the weighted average number of shares in the basic earnings per share calculation to that used in the diluted earnings per share calculation is as follows:

	Number of shares
	for the six months ended 30 June
	2006	2005
	’000	’000
Weighted average number of shares used in the basic earnings per share calculation	650,903	469,834
Effect of potentially dilutive shares in respect of share options	—	27,035
Weighted average number of shares used in the diluted earnings per share calculation	650,903	496,869

6.                 Dividends

	For the six months ended 30 June
	2006	2005
	(unaudited)	(unaudited)
	HK$’000	HK$’000
Final dividend paid for 2005	60,679	—

Final dividend paid for 2004	—	25,000
Special dividend paid for 2004	—	15,000
	60,679	40,000

The dividend paid during the period was HK$ 60,679,000, being HK$0.085 per share for year 2005.

MANAGEMENT DISCUSSION AND ANALYSIS

INDUSTRY OVERVIEW

The first half of 2006 was a period full of opportunities and challenges for the tobacco packaging printing market in the People’s Republic of China (“PRC”). The industry consolidation that has taken place in tobacco market in recent years has provided major tobacco manufacturers that possessed high quality products and optimal production efficiencies and effectiveness with an opportunity to prosper and grow through mergers and acquisitions. As a result of the rationalization in the tobacco industry, a progressive consolidation in the cigarette packaging printing industry has also been occurring. This has created opportunities for cigarette packaging printers to further strengthen their competitive edges through mergers and acquisitions, thereby enhancing their abilities to partner with key tobacco manufacturers to capture growth opportunities. Cigarette packaging printers are actively improving their research and development capabilities to produce tobacco packages with distinctive designs and features and promote customers’ brands to increase sales for customers; to improve technological know-how; and to guarantee timely delivery system.

During the Reporting Period, the Group, being one of the leading cigarette packaging products manufacturers in the PRC, has further expanded its operations by acquiring tobacco packaging printers that supply major tobacco brands in China, thus positioning the Group for continued future growth.

MAJOR DEVELOPMENTS

During the Reporting Period, the successful acquisition of Qingdao Leigh-Mardon Packaging Co., Ltd (the “Qingdao Plant”) and Beijing Leigh-Mardon Pacific Packaging Co., Ltd (the “Beijing Plant”) secured Amcor Group, the world’s largest cigarette packaging printing company, to be the single largest shareholder with around 40% equity stakes at present. This represented a significant milestone for the Group and enables the Group to leverage on Amcor’s international state-of-the-art technology know-how, world class management system and mergers and acquisitions expertise going forward. Amcor’s investment in the Group signifies its long term commitment to drive the Group to continue to expand in China on a larger scale.

The acquisition of Qingdao Plant and Beijing Plant not only enabled the Group to extend its presence to the northern part of China, but also diversified the Group’s product base to incorporate mass low-mid end brands with lower selling price but bulk sales volume such as soft pack cigarettes. This will help to provide a more balanced product mix alongside the existing mid-high end products with higher selling price but lower sales volume, In view of the large and potential low-mid end product market in the northern part of China, the acquisition of Qingdao Plant provides a strong platform for the Group to access this segment. The Chinese joint venture partner as well as the major customer of Qingdao Plant is Etsong Group, which is the largest cigarette manufacturer in Shangdong Province controlling five cigarette manufacturing plants in Shandong Province. The major product of Qingdao Plant is Harteman, a key brand of Etsong Group and a top brand in the northern part of China targeting mid-low end market.

In May 2006, the acquisition of the remaining equity interest in World Grand Holdings Limited (“World Grand”) and its Kunming plant (the “Kunming Plant”) has further extended the Group’s business to the cigarette packaging market in Yunnan Province that is currently the largest cigarette manufacturing base in the PRC. Kunming Plant is believed to be one of the strongest and the best operated printers in China. The acquisition of Kunming Plant has enlarged the customer base of the Group to the top-tier cigarette manufacturers since World Grand is a major supplier of two leading tobacco companies in the PRC namely Hongyun Group, the second largest tobacco manufacturer in the PRC, and Guangdong Tobacco Group, a top-tier tobacco manufacturer in the PRC.

The strategic move of collaborating with Amcor Group and World Grand has made a sound contribution to the operation and management of the Group. The expanded platform of Amcor Group and the Group incorporated with World Grand’s resources has endowed the Group with a centralized resources platform to realize economy of scale of operation, with which the Group has been able to centralize procurement activities, share market resources and design expertise as to further enhance machinery utilization rate, production efficiency and quality of customer service.

Additionally, with the sophisticated international knowledge and experience of Amcor Group in corporate governance and the extensive expertise of World Grand in the management of tobacco packaging printing industry, the joining of Amcor’s and World Grand’s major personnel into the Board of the Company has strengthened the standard of corporate governance and broadened the management expertise of the Group.

BUSINESS REVIEW

During the Reporting Period, the Group achieved a turnover of HK$404.1 million, representing an increase of 132.7% as compared to the corresponding period of previous year. Profit attributable to shareholders increased by 20.7% to HK$83.5 million as compared to that of the corresponding period in 2005. The significant growth of the Group was mainly attributable to: i) the acquisition of Qingdao, Beijing and Kunming Plants, and ii) the satisfactory sales growth in Victory Honest Industries (Shenzhen) Co., Ltd. (the “Shenzhen Plant”) and associated company, Nanjing Sanlong Packaging Co., Ltd (the “Nanjing Plant”).

During the Reporting Period, the manufacturing of laminated paper recorded an increase in turnover of 3.9% to HK$122.4 million which was mainly due to growth in demand from Nanjing Plant and Kunming Plant. Following the incorporation of Kunming Plant as the wholly-owned subsidiary of the Group in June 2006, the sales of laminated paper previously recorded from the Kunming Plant will now be eliminated on consolidation.

Turnover of cigarette packaging printing was HK$281,7 million, representing a growth of 404.2% during the Reporting Period. As a dominant revenue driver of the Group, the high growth recorded in the cigarette packaging printing segment was principally due to the inclusion of the substantial contribution from the newly acquired Qingdao, Beijing and Kunming Plants.

During the Reporting Period, Kunming Plant recorded the strongest turnover and profit growth but its turnover was not contributed to the Group until June 2006 after the acquisition of the remaining equity interest in World Grand is completed. Continued to benefit from its strong marketing network and efficient management, Kunming Plant continued to record a persistent growth in sales to its largest customer, Hongyun Group, which is the second largest tobacco manufacturer in China. More promising to our future growth from Kunming Plant is that it prints Yunyan brand, which is a top brand of Hongyun Group. Another key customer of Kunming Plant is Guangdong Tobacco Group. Since Guangdong Tobacco Group has become Kunming Plant’s new client in late 2005, its substantial increase in sales order during the Reporting Period has become a key growth driver of Kunming Plant.

The newly acquired Qingdao and Beijing Plants both attained a sound growth in turnover during the Reporting Period. The acquisition of these plants not only enabled the Group to extend its presence to the northern part of China but also diversified the Group’s product base to incorporate mass low-mid end brands with lower selling price but bulk sales volume such as soft pack. With consumer’s spending power accelerating in the northern region, the Group believes this will provide further growth potential for the Group in future.

Apart from the growth brought by acquisitions, the Nanjing and Shenzhen Plants also recorded a solid contribution to the Group. The profit from Nanjing Plant increased due to growth of sales from its two major customers, namely Nanjing Cigarette Factory and Huaiyin Cigarette Factory. With the stable and sizable order from Changsha Cigarette Factory and a number of new orders that are in the pipeline, the Group believes that Shenzhen Plant is well positioned to deliver further organic growth for the Group in the future.

PROSPECTS

The Group believes that its combination of Amcor Group and World Grand forms a powerful team in the tobacco packaging printing industry that will lead the Group to a further success in the future.

Looking forward, the expanded business platform together with the professional expertise of new board members will assist the Group to acquire suitable targets for sustainable growth. The Group will continue to focus on acquisition targets that are a cultural fit to the Group and are key suppliers of top cigarette manufacturers producing market-winning brands.

Leveraging on the strengths of sophisticated technology know-how and sufficient human and financial resources, the Group will further expand its presence in different areas of China and ameliorate its product mix with higher value so as to establish a much more solid and balanced foundation for a healthy and sustainable future growth.

As the Group will be facing challenges in managing the broadened business platform in the future, the Group has dedicated to capitalize on the expertise of Amcor and to recruit the highest quality management in fields like enterprise management. The objective is to align our corporate management and corporate governance to world class standard. Last but not least, the Group will fulfil the responsibilities as a good corporate citizen to achieve excellence in environment, health and safety with an ultimate aim to serve its best for betterment of society.

CAPITAL STRUCTURE, RESOURCES AND LIQUIDITY

Borrowing and banking facilities

As at 30 June 2006, the Group had aggregated banking and loan facilities, including those facilities from banks and finance lease creditors, of HK$451.1 million of which HK$180.4 million was utilized. The Group generally finances its operations with finance leases and banking facilities provided by its banks and finance lease creditors in Hong Kong and the PRC.

As at 30 June 2006, the Group’s short term borrowings of HK$119.3 million were repayable within one year, HK$25.0 million was repayable after one year and within two years.

As at 30 June 2006, the obligations under finance leases, of the Group amounted to HK$36.1 million, of which HK$14.9 million was repayable within one year, HK$21.2 million was repayable after two years and within five years.

As at 30 June 2006, 80% of the borrowings of the Group bore interest at fixed rates.

The short term borrowings and obligations under finance leases of the Group are either denominated in Hong Kong dollars or Renminbi.

Net Current Assets

As at 30 June 2006, the Group had net current assets of HK$415.7 million. The current assets include inventories of HK$193.2 million, trade and other receivables of HK$446.4 million, leasehold land payments of HK$0.1 million, prepayments and deposits of HK$20.2 million, pledged bank deposits of HK$10.4 million and bank and cash balances of HK$296.5 million. The current liabilities include trade and other payables of HK$304.4 million, bills payables of HK$93.7 million, provision for taxation of HK$18.8 million, short term borrowings of HK$119.3 million and current portion of obligations under finance leases of HK$14.9 million.

Capital Structure

As at 30 June 2006, the Group had net tangible assets of HK$776.6 million, comprising non-current assets of HK$520.6 million (comprising property, plant and equipment of HK$490.4 million, leasehold land payments of HK$0.7 million, interest in an associated company of HK$29.5 million), net current assets of HK$415.7 million, non-current liabilities of HK$46.2 million (comprising entirely obligations under finance leases) and minority interests of HK$113.5 million.

Charges on the Group’s assets

As at 30 June 2006, the Group’s bank deposits of HK$10.4 million was pledged in respect of banking facilities granted to the Group.

Capital Commitments

As at 30 June 2006, the Group had capital commitment contracted but not provided for in respect of acquisition of plant and machinery of HK$12.2 million.

Working capital

Taking into account the financial resources available to the Group, including internally generated funds, the available bank and loan facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements.

REMUNERATION POLICIES AND EMPLOYEES INFORMATION

As at 30 June 2006, the Group had over 2,000 full employees in Hong Kong and the PRC. Total staff costs (including directors’ emoluments) amounted to HK$38.3million (six months ended June 2005: HK$9.2 million) for the period. All full time salaried employees, except for factory workers and contract employees, are being paid on a monthly basis, plus a discretionary performance bonus. Factory workers are being remunerated based on a basic wage plus production incentive. The Group ensures that the pay levels of its employees are competitive and employees are rewarded on a performance related basis within the general framework of the Group’s salary and bonus.

In addition to salaries, the Group provides staff benefits including medical insurance and contributions to the staff’s provident fund. Share options and bonuses are also available to employees of the Group at the discretion of the Directors and depending upon the financial performance of the Group.

SIGNIFICANT INVESTMENT AND MATERIAL ACQUISITIONS

During the period under review, the Group completed the acquisitions of 100% of Bellgate International Limited, which owns 83% equity interest of Beijing Leigh-Mardon Pacific Packaging Co. Ltd and 60% equity interest of Qingdao Leigh-Mardon Packaging Co. Ltd, and the remaining 68.5% of World Grand, which owns 100% equity interest of Kunming World Grand Colour Printing Co. Ltd. The Group believes that these acquisitions will significantly complement its existing operations through the addition of value-added relationships, vertical integration, technological advantage, and synergistic benefits.

The new subsidiaries contributed HK$152,784,000 to the Group’s revenue and HK$40,283,000 to the Group’s profit before tax for the period between the date of acquisition and the balance sheet date.

If the acquisitions had been completed on 1 January 2006, total Group’s turnover would have been increased by HK$273,633,000 and profit for the period would have been HK$147,583,000. The proforma information is for illustrative purposes only and is not necessarily an indicative turnover and results of operations of the Group that actually would have been achieved had the acquisition been completed on 1 January 2006, nor is it intended to be a projection of future results.

GEARING RATIO

As at 30 June 2006, the Group’s gearing ratio as a percentage of total borrowings over total assets was 5.8% (31 December 2005: 16.5%). The management believes that the gearing ratio is at acceptable level for the Group and the Group would be able to create sufficient financial resources to discharge its debts.

FOREIGN EXCHANGE EXPOSURE

The Group does not currently have any hedging activities against its foreign exchange exposure nor does it adopt any formal hedging policies. During the six months ended 30 June 2006, all the Group’s sales and purchases were settled in United States of America dollars, Hong Kong dollars and Renminbi. The Directors consider the Group’s risk exposure on foreign exchange as minimal.

CONTINGENT LIABILITIES

Corporate guarantees were given by the Group to banks to secure banking facilities granted to certain subsidiaries within the Group. As at 30 June 2006, the facilities amount utilized was HK$130.4 million (31 December 2005: HK$115.5 million)

At 30 June 2006, the Group did not have any significant contingent liabilities (31 December 2005: Nil).

DIVIDENDS

No interim dividend has been declared by the Board for the six months ended 30 June 2006.

CORPORATE GOVERNANCE

The Company is committed to maintaining a high standard of corporate governance with a view to enhancing the management of the Company as well as preserving the interests of the shareholders as a whole. At the annual general meeting of the Company held on 26 May 2006, resolution has been passed by the shareholders to require that every director, including Chairman and those appointed for a specific term shall be subject to retirement by rotation at least once every three years, and all directors appointed to fill a casual vacancy shall be subject to election by the shareholders at the first general meeting after their appointment.

Under code A.2.1 of the Code of Corporate Governance Practices (the “CG Code”) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the roles of Chairman and Chief Executive Officer (“CEO”) should be separate and should not be performed by the same individual and the division of responsibilities between the Chairman and CEO should be clearly established and set out in writing. Since 26 April 2006, Mr. Chan Chew Keak, Billy has been designated as the Chairman and CEO of the Company. The Board believes that this structure provides the Group with strong and consistent leadership and allows for more effective and efficient business planning and decisions as well as execution of long term business strategies. As such, it is beneficial to the business prospects of the Company. Save and except the above, the Board considers that the Company has complied with the CG Code.

AUDIT COMMITTEE

The Audit Committee of the Company comprises the three independent non-executive directors of the Company, namely, Mr. Tay Ah Kee, Keith (Chairman of the Audit Committee), Mr. Au Yeung Tin Wah and Mr. Oh Choon Gan. The Audit Committee has reviewed the accounting principles and practices adopted by the Company and discussed internal control and financial reporting matters with senior management relating to the preparation of the unaudited condensed financial results of the Group for the six months ended 30 June 2006. There is no disagreement raised by the Audit Committee on the accounting treatment adopted by the Company.

PURCHASE, SALE AND REDEMPTION OF THE COMPANY’S SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s shares for the six months ended 30 June 2006.

By Order of the Board
Vision Grande Group Holdings Limited Chan Chew Keak, Billy
Chairman

Hong Kong, 14 August 2006

As at the date of this announcement, the Board comprised Mr. Chan Chew Keak, Billy, Mr. Li Wei Bo, Mr. Li Shui Dang, Mr. Lee Cheuk Yin, Dannis, Mr. Chan Sai Wai and Mr. Ng Sai Kit as executive directors, Mr. David John Cleveland Hodge and Mr. Peter Roderick Downing as non-executive directors, and Mr. Tay Ah Kee, Keith, Mr. Au Yeung Tin Wah and Mr. Oh Choon Gan as independent non-executive directors.

*    For identification purposes only

Please also refer to the published version of this announcement in The Standard.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)
Date	15 August 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel